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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                     FOR REGISTRATION OF CERTAIN CLASSES OF
                   SECURITIES PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ITT Industries, Inc.
             (Exact name of registrant as specified in its charter)

        Indiana                                  13-5158950
(State of incorporation or                   (I.R.S. Employer
  organization)                                Identification No.)

                 Four West Red Oak Lane, White Plains, NY 10604
       (Address of principal executive offices)               (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:


                                          Name of each exchange
Title of each class                       on which each class
to be so registered                       is to be registered
-------------------                       -------------------

Series A Participating                    New York Stock
Cumulative Preferred                      Exchange, Inc.
Stock Purchase Rights                     (also on Pacific Stock
                                          Exchange)

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please
check the following box.                                          / /

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.             / /

         Securities to be registered pursuant to Section 12(g) of the Act: None.

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Item 1.  Description of Registrant's Securities to be Registered.

                 On October 10, 1995, the Board of Directors of ITT Indiana, Inc., whose name was changed to ITT Industries, Inc. ("ITT Industries"), declared a dividend, effective the day immediately following the merger of ITT Corporation with and into ITT Indiana, Inc., of one Series A Participating Cumulative Preferred Stock Purchase Right (each an "ITT Industries Right" and collectively the "ITT Industries Rights") for each outstanding share of common stock, par value $1.00 per share, of ITT Industries (the "ITT Industries Common Stock"). The ITT Industries Rights will be issued to the holders of record of ITT Industries Common Stock outstanding on the ITT Industries Rights issuance date (the "Issuance Date"), and with respect to ITT Industries Common Stock issued thereafter until the Distribution Date (as defined below), and, in certain circumstances, with respect to ITT Industries Common Stock issued after the Distribution Date. Each ITT Industries Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from ITT Industries one one-thousandth (1/1000th) of a share of Series A Participating Cumulative Preferred Stock of ITT Industries (the "ITT Industries Preferred Shares") at a price of $108, subject to adjustment in certain circumstances (the "Purchase Price"). The description and terms of the ITT Industries Rights are set forth in a Rights Agreement dated as of November 1, 1995 (the "ITT Industries Rights Agreement"), between ITT Industries and The Bank of New York, as Rights Agent. The ITT Industries Rights will not be exercisable until the Distribution Date and will expire on the tenth annual anniversary of the ITT Industries Rights Agreement (the "Expiration Date"), unless earlier redeemed by ITT Industries as described below. Until an ITT Industries Right is exercised, the holder thereof, as such, will have no rights as a shareholder of ITT Industries, including, without limitation, the right to vote or to receive dividends with respect to the ITT Industries Rights or the ITT Industries Preferred Shares relating thereto. Unless the context otherwise requires, references herein to the ITT Industries Common Stock include the related ITT Industries Rights.

DISTRIBUTION DATE

                 Under the ITT Industries Rights Agreement, the Distribution Date is the earlier of (i) such time as ITT Industries learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of ITT Industries Common Stock

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(such person or group being an "Acquiring Person"), unless provisions preventing accidental triggering of the distribution of the ITT Industries Rights apply, and (ii) the close of business on such date, if any, as may be designated by the Board of Directors of ITT Industries following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for more than 15% of the outstanding shares of ITT Industries Common Stock. A person or group (or any affiliate or associate of such person or group), however, that inadvertently acquires more than 15% of the outstanding shares of ITT Industries Common Stock will not be deemed to be an Acquiring Person provided that such person or group reduces the percentage of beneficial ownership to less than 15% of the outstanding shares of ITT Industries Common Stock by the close of business on the fifth business day after notice from ITT Industries that such person's or group's ownership interest exceeds 15% of the outstanding shares of ITT Industries Common Stock. Such person or group will be deemed to be an Acquiring Person at the end of such five business day period absent such reduction.

EVIDENCE OF ITT INDUSTRIES RIGHTS

                 Until the Distribution Date, the ITT Industries Rights will be evidenced by the certificates for ITT Industries Common Stock registered in the names of the holders thereof (which certificates for ITT Industries Common Stock shall also be deemed to be ITT Industries Right Certificates, as defined below) rather than separate ITT Industries Right Certificates. Therefore, on and after the Issuance Date and until the Distribution Date, the ITT Industries Rights will be transferred with and only with the ITT Industries Common Stock and each transfer of ITT Industries Common Stock also will transfer the associated ITT Industries Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the ITT Industries Rights ("ITT Industries Right Certificates") will be mailed to holders of record of the ITT Industries Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain ITT Industries Common Stock originally issued after the Distribution Date), and such separate ITT Industries Right Certificates alone will thereafter evidence the ITT Industries Rights.

ADJUSTMENTS

                 The number of ITT Industries Preferred Shares or other securities issuable upon exercise of the ITT Industries Rights, the Purchase Price, the Redemption Price (as defined below) and the number of ITT Industries Rights associated with each share of

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ITT Industries Common Stock are all subject to adjustment from time to time in the event of any change in the ITT Industries Common Stock or the ITT Industries Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, liquidations, other similar changes in capitalization or any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of ITT Industries Common Stock or ITT Industries Preferred Shares.

                 ITT Industries may, but is not required to, issue fractions of ITT Industries Rights or distribute ITT Industries Right Certificates which evidence fractional ITT Industries Rights. In lieu of such fractional ITT Industries Rights, ITT Industries may make a cash payment based on the market price of such rights. In addition, ITT Industries may, but is not required to, issue fractions of shares upon the exercise of the ITT Industries Rights or distribute certificates which evidence fractional ITT Industries Preferred Shares. In lieu of fractional ITT Industries Preferred Shares, ITT Industries may utilize a depository arrangement as provided by the terms of the ITT Industries Preferred Shares and, in the case of fractions other than one one-thousandth (1/1000th) of an ITT Industries Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

TRIGGERING EVENT AND EFFECT OF TRIGGERING EVENT

                 At such time as there is an Acquiring Person, the ITT Industries Rights will entitle each holder (other than such Acquiring Person) of an ITT Industries Right to purchase, for the Purchase Price, the number of one one-thousandths (1/1000ths) of an ITT Industries Preferred Share equivalent to the number of shares of ITT Industries Common Stock which at the time of such event would have a market value of twice the Purchase Price.

                 In the event ITT Industries is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation or 50% or more of ITT Industries' assets or assets representing 50% or more of ITT Industries' revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation, each ITT Industries Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation which at

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the time of the transaction would have a market value of twice the Purchase
Price. In the event ITT Industries is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is not a publicly traded entity or 50% or more of ITT Industries' assets or assets representing 50% or more of ITT Industries' revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person that is not a publicly traded entity, each ITT Industries Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option (i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be ITT Industries) which at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have market value of twice the Purchase Price.

                 Any ITT Industries Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such ITT Industries Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such ITT Industries Right.

REDEMPTION

                 At any time prior to the earlier of (i) such time as a person or group becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors of ITT Industries may redeem the ITT Industries Rights in whole, but not in part, at a price (in cash or ITT Industries Common Stock or other securities of ITT Industries deemed by the Board of Directors to be at least equivalent in value) of $.01 per ITT Industries Right (which amount shall be subject to adjustment as provided in the ITT Industries Rights Agreement) (the "Redemption Price"). Immediately upon the action of the Board of Directors of ITT Industries ordering the redemption of the ITT Industries Rights, and without any further action and without any notice, the right to exercise the ITT Industries Rights will terminate and the only right of the holders of ITT Industries Rights will be to receive the Redemption Price. Within 10 business days after the action of the Board of Directors ordering the redemption of the ITT Industries Rights, ITT Industries will give notice of such

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redemption to the holders of the then outstanding ITT Industries Rights by mail.
Each such notice of redemption will state the method by which payment of the Redemption Price will be made.

                 In addition, at any time after there is an Acquiring Person, the Board of Directors of ITT Industries may elect to exchange each ITT Industries Right (other than ITT Industries Rights that have become null and void and nontransferable as described above) for consideration per ITT Industries Right consisting of one-half of the securities that would be issuable at such time upon exercise of one ITT Industries Right pursuant to the terms of the ITT Industries Rights Agreement.

AMENDMENT

                 At any time prior to the Distribution Date, ITT Industries may, without the approval of any holder of any ITT Industries Rights, supplement or amend any provision of the ITT Industries Rights Agreement (including, without limitation, the date on which the Distribution Date shall occur, the definition of Acquiring Person, the time during which the ITT Industries Rights may be redeemed or the terms of the ITT Industries Preferred Shares), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date. From and after the Distribution Date and subject to applicable law, ITT Industries may amend the ITT Industries Rights Agreement without the approval of any holders of ITT Industries Right Certificates (i) to cure any ambiguity or to correct or supplement any provision contained in the ITT Industries Rights Agreement which may be defective or inconsistent with any other provision of the ITT Industries Rights Agreement or (ii) to make any other provisions which ITT Industries may deem necessary or desirable and which shall not adversely affect the interests of the holders of ITT Industries Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). Any supplement or amendment adopted during any period after any person or group has become an Acquiring Person but prior to the Distribution Date shall be null and void unless such supplement or amendment could have been adopted under the prior sentence from and after the Distribution Date.

                 The ITT Industries Rights Agreement specifying the terms of the ITT Industries Rights, the Articles of Amendment for the ITT Industries Preferred Shares (Exhibit A to the ITT Industries Rights Agreement) and the form of ITT Industries Right Certificate (Exhibit B to the ITT Industries Rights Agreement) are filed

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herewith as exhibits and are incorporated herein by reference. The foregoing description of the ITT Industries Rights and the ITT Industries Preferred Shares is qualified by reference to such exhibits.

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Item 2.  Exhibits.

     Exhibit                                    Description

            1 Rights Agreement dated as of November 1, 1995, between ITT Indiana, Inc. and The Bank of New York, as Rights Agent

            2 Form of Articles of Amendment Setting Forth the Designations, Voting Powers, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of ITT Indiana, Inc. (attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto)

            3 Form of Right Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto)

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                                    SIGNATURE

                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

   ITT INDUSTRIES, INC.

   By:  /s/ Robert W. Beicke
       ------------------------
       Name:  Robert W. Beicke
       Title: Vice President

   Dated: December 20, 1995

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                                INDEX TO EXHIBITS

Exhibit                            Description

   1 Rights Agreement dated as of November 1, 1995, between ITT Indiana, Inc. and The Bank of New York, as Rights Agent

   2 Form of Articles of Amendment Setting Forth the Designations, Voting Powers, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of ITT Indiana, Inc. (attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto)

   3 Form of Right Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto)